SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, DC
312.853.7324
ashaw@sidley.com		FOUNDED 1866

October 28, 2010

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Cullen Funds Trust (the “Trust”) (1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Ladies and Gentlemen:

     Pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended, the Trust is today filing Post-Effective Amendment No. 32 to the above referenced Registration Statement (“Post-Effective Amendment No. 32”), together with the exhibit being filed therewith.

     This filing is made pursuant to Rule 485(b) promulgated under the Securities Act for the purposes of (i) complying with the requirements of Rule 8b-16(a) promulgated under the 1940 Act and (ii) including changes in response to the Securities and Exchange Commission staff’s comments received orally on October 26, 2010 on Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A of the Trust (“Post-Effective Amendment No. 31”). It is my view that the Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b).

     Please do not hesitate to contact the undersigned (312-853-7324) with any comments or questions you might have.

Very truly yours,

/s/ Andrew H. Shaw
Andrew H. Shaw

/cz